Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 7, 2006  (which audit report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to our consideration of internal control over financial reporting and includes Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences referring to a restatement of the financial statements as described in notes 3 and 19 to the consolidated financial statements), appearing in this Amendment No.1 to the Annual Report on Form 40-F/A of Baytex Energy Trust for the year ended December 31, 2005.

By:	(signed) “Deloitte & Touche LLP”
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada

February 9, 2007